Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media release

Roche

03003934

Basel, 18 February 2003

Roche awarded patent covering production of pioneer biomolecule used to fight hepatitis C and cancer

Roche announced today that the U.S. Patent and Trademark Office has granted a patent covering the key elements for producing a pioneering class of bio-engineered human proteins: recombinant interferon alpha. Roche's interferon-alpha products, Pegasys (peginterferon alfa-2a) and Roferon-A (interferon alfa-2a) are being used today to treat a variety of oncological and virological diseases, including hepatitis C.

Roche's 1986 introduction of a bio-engineered human alpha interferon protein, Roferon-A, for the treatment of a rare form of leukemia, was a signal event in the beginning of the "biotech era" of the pharmaceutical industry.

The patent covers microbial production of human leukocyte interferon and processes for the bacterial production of the interferons. The patent, owned by Roche and Genentech, Inc., thus protects the foundational technology for producing all current recombinant interferon alpha pharmaceutical products. Patent protection is provided through November 19, 2019.

In 2002, Pegasys was granted U.S. Food and Drug Administration approval both in the US and Europe for use in combination therapy with Copegus (Roche's ribavirin) for the treatment of adults with chronic hepatitis C who have compensated liver disease and have not previously been treated with interferon alpha. Patients in whom efficacy was demonstrated included patients with compensated liver disease and histological evidence of cirrhosis (Child-Pugh class A).

Roferon-A is also indicated for the treatment of chronic hepatitis C, but also for a number of cancers including hairy cell leukemia, AIDS-related Kaposi's sarcoma and Ph-positive chronic myelogenous leukemia (CML).

dw 2/25

F. Hoffmann-La Roche Ltd. CH-4070 Basel
Corporate Communications
Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

To date, 68 countries have approved Pegasys alone or in combination with Copegus. Pegasys has already gained significant market shares in countries like Brazil, Mexico, Germany, Switzerland and the UK.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientated healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services, that address prevention, diagnosis, and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses achieved a turnover of 19.3 billion Swiss Francs in the first three quarters of 2002 and employed about 57'000 employees worldwide.